

## Item 3C. If the applicant is relying on a previously granted substituted compliance determination, please describe how the applicant satisfies any conditions the Commission may have placed on such substituted compliance determination:

DBAG is relying on substituted compliance under the German Final Amended Order issued on October 22, 2021 (the "Final Order").

The table below describes how DBAG will satisfy conditions that the Commission has placed as part of its relevant substituted compliance determinations under the Final Order.

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| **Internal Supervision**<br><br>*The requirements of Exchange Act rule 15Fh-3(h) and Exchange Act sections 15F(j)(4)(A) and (j)(5)* | ▪ DBAG is subject to and complies with the requirements identified in paragraph (d)(3) of the Final Order, as follows: MiFID articles 16 and 23; WpHG sections 63, 80, 83 and 84; MiFID Org Reg articles 21-37, 72-76 and Annex IV; CRD articles 74, 76, 79-87, 88(1), 91(1)-(2), 91(7)-(9) and 92, 94 and 95; and KWG sections 25a, 25b, 25c (other than 25c(2)), 25d (other than 25d(3) and 25d(11)), 25e and 25f, and CRR articles 286-88 and 293; and EMIR Margin RTS article 2.<br>▪ DBAG complies with paragraph (d)(4) of the Final Order by complying with the EU and German rules in paragraph (d)(3) of the Final Order as if those provisions also require compliance with (i) the applicable requirements under the Exchange Act and (ii) the other applicable conditions in the Final Order in connection with requirements for which DBAG is relying on the Final Order.<br>▪ DBAG recognizes that Internal Supervision substituted compliance does not extend to the requirements of SEC Rule 15Fh-3(h)(2)(iii)(I) to the extent those requirements pertain to compliance with Exchange Act sections 15F(j)(2), (j)(3), (j)(4)(B) and (j)(6), or to the general and supporting provisions of SEC Rule 15Fh-3(h) in connection with those Exchange Act sections. |
| **Chief Compliance Officer**<br><br>*The requirements of Exchange Act section 15F(k) and Exchange Act rule 15Fk-1* | ▪ DBAG is subject to and complies with the requirements identified in paragraph (d)(3) of the Final Order, as follows: MiFID articles 16 and 23; WpHG sections 63, 80, 83 and 84; MiFID Org Reg articles 21-37, 72-76 and Annex IV; CRD articles 74, 76, 79-87, 88(1), 91(1)-(2), 91(7)-(9) and 92, 94 and 95; and KWG sections 25a, 25b, 25c (other than 25c(2)), 25d (other than 25d(3) and 25d(11)), 25e and 25f, and CRR articles 286-88 and 293; and EMIR Margin RTS article 2.<br>▪ On an annual basis, DBAG prepares and submits an Annual Compliance Report (including Compliance Risk Assessment on the firm's business divisions) to the Management and Supervisory Boards of DBAG, pursuant to EU and German rules (MiFiD Org Reg article 22(2)(c) and BaFin Circular 05/2018 (WA)("MaComp")).<br>▪ In reliance on the SEC Division of Trading and Markets No-Action Letter dated August 5, 2021 (Initial Implementation of Certain Security-Based Swap Dealer Rules), beginning in 2023 (for the period beginning November 1, 2021 upon DBAG's registration as a security based swap dealer through December 31, 2022 as the end of DBAG's 2022 financial year; the "2022 Annual Compliance Report"), DBAG will begin including a section covering DBAG's security based swap dealing activities and its compliance program covering the same (as well as additional elements below as required under the Final Order). DBAG will provide the 2022 Annual Compliance Report to the Commission, in English.<br>▪ For each Annual Compliance Report thereafter covering subsequent financial years, DBAG's Annual Compliance Report will continue to include a section covering DBAG's security based swap dealing activities and its compliance program covering the same (as well as additional elements below as required under the German Final Order). DBAG will provide these reports annually to the Commission, in English.<br>▪ DBAG's Annual Compliance Report will include a certification signed by the chief compliance officer or senior officer that, to the best of the certifier's knowledge and reasonable belief and under penalty of law, the report is accurate and complete in all material respects. |



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| | <ul><li>DBAG's Annual Compliance Report will also address DBAG's compliance with (i) applicable requirements under the Exchange Act and (ii) other applicable conditions of the Final Order in connection with requirements for which DBAG is relying on the Final Order.</li><li>DBAG's Annual Compliance Report will be provided to the SEC no later than 15 days following the earlier of (i) the submission of the report to DBAG's management board or (ii) the time the report is required to be submitted to DBAG's management board.</li></ul> |
| **Trade Acknowledgments**<br><br>*The requirements of Exchange Act rule 15Fi-2* | <ul><li>DBAG is subject to and complies with the requirements of EMIR article 11(1)(a) and EMIR RTS article 12.</li></ul> |
| **Portfolio Reconciliation and Dispute Reporting**<br><br>*The requirements of Exchange Act rule 15Fi-3* | <ul><li>DBAG is subject to and complies with the requirements of EMIR article 11(1)(b) and EMIR RTS articles 13 and 15; and</li><li>DBAG will provide the SEC with reports regarding disputes between counterparties on the same basis as it provides those reports to competent authorities pursuant to EMIR RTS article 15(2).</li></ul> |
| **Portfolio Compression**<br><br>*The requirements of Exchange Act rule 15Fi-4* | <ul><li>DBAG is subject to and complies with the requirements of EMIR RTS article 14.</li></ul> |
| **Trading Relationship Documentation**<br><br>*The requirements of Exchange Act rule 15Fi-5 (other than paragraph (b)(5) when the counterparty is a U.S. person)* | <ul><li>DBAG is subject to and complies with the requirements of EMIR article 11(1)(a), EMIR RTS article 12 and EMIR Margin RTS article 2.</li></ul> |
| **Record Creation, as it pertains to:**<br><br>*Supervision, Chief Compliance Officer, Portfolio Reconciliation and Portfolio Compression – SEC Rules 18a-5(b)(13) and 18a-5(b)(14)(i),(ii) and (iii)* | <ul><li>For the portion of Exchange Act rule 18a-5(b)(13) that relates to Exchange Act Rule 15Fh-3(h):<ul><li>DBAG is subject to and complies with the requirements of MiFID Org Reg articles 72, 73, and Annex I; MiFID articles 16(6) and 25(2); MLD articles 11 and 13; EMIR article 39(5); WpHG sections 64 paragraph 3 and 83 paragraph 1; and GWG sections 10 and 11, in each case with respect to the relevant security-based swap or activity.</li><li>DBAG applies substituted compliance for Supervision pursuant to the Final Order with respect to DBAG's SBSD activity.</li></ul></li><li>For the portion of Exchange Act rule 18a-5(b)(13) that relates to Exchange Act rule 15Fk-1:<ul><li>DBAG is subject to and complies with the requirements of MiFID Org Reg articles 72, 73, and Annex I; MiFID articles 16(6) and 25(2); MLD articles 11 and 13; EMIR article 39(5); WpHG sections 64 paragraph 3 and 83 paragraph 1; and GWG sections 10 and 11, in each case with respect to the relevant security-based swap or activity.</li><li>DBAG applies substituted compliance for Exchange Act section 15F(k) and Exchange Act rule 15Fk-1 pursuant to the Final Order.</li></ul></li><li>For the requirements of Exchange Act rule 18a-5(b)(14)(i) and (ii):<ul><li>DBAG is subject to and complies with the requirements of EMIR article 11(1)(b) and EMIR RTS article 15(1)(a); and</li><li>DBAG applies substituted compliance for Exchange Act rule 15Fi-3 pursuant to the Final Order.</li></ul></li><li>For the requirements of Exchange Act rule 18a-5(b)(14)(iii):<ul><li>DBAG is subject to and complies with the requirements of EMIR article 11(1)(b) and EMIR RTS article 15(1)(a) in each case with respect to such security based swap portfolio(s); and</li></ul></li></ul> |



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| | o DBAG applies substituted compliance for Exchange Act rule 15Fi-4 pursuant to the German Final Order. |
| **Record Preservation, as it pertains to:** *Portfolio Reconciliation, Portfolio Compression and Trading Relationship Documentation* | ▪ For the requirements of Exchange Act rule 18a-6(d)(4) and (d)(5):<br>  o DBAG is subject to and complies with the requirements of EMIR article 9(2); MiFiD Org Reg articles 24, 25(2), 72(1) and 73; MiFiD articles 16(2), 16(6) and 25(5); and WpHG sections 64 paragraph 3 and 83 paragraphs 1 and 2; and<br>  o DBAG applies substituted compliance for Exchange Act rules 15Fi-3, 15Fi-4 and 15Fi-5. |
| **Financial Reporting** *The requirements of Exchange Act rule 18a-7(a)(2) and the requirements of Exchange Act rule 18a-7(j) as applied to the requirements of Exchange Act rule 18a-7(a)(2)* | ▪ DBAG is subject to and complies with the requirements of:<br>  o CRR articles 99, 394, 430 and Part Six: Title II and Title III;<br>  o CRR Reporting ITS annexes I, II, III, IV, V, VIII, IX, X, XI, XII and XIII, as applicable;<br>▪ DBAG will fille periodic unaudited financial and operational information in the manner and format required. |
| **Notifications** *The requirements of Exchange Act rule 18a-8(c) and the requirements of Exchange Act rule 18a-8(h) as applied to the requirements of Exchange Act rule 18a-8(c)* | ▪ DBAG is subject to and complies with the requirements of KWG section 25a(1) sentence 6 no. 3; and FinDAG section 4d.<br>▪ DBAG will simultaneously send to the SEC a copy of any notice required to be sent for the applicable German law cited in paragraph (f)(4)(i) of the Final Order, as specified on https://www.sec.gov/tm/staff-statement-on-submissions.<br>▪ DBAG will include with the transmission the contact information of an individual who can provide further information about the matter that is the subject of the notice. |